KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF CONFERENCE CALL AND WEBCAST TO REVIEW COVID-19 RESPONSE MEASURES AND FIRST QUARTER 2020 PRODUCTION RESULTS

Toronto, Ontario - April 6, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will host a conference call on Thursday, April 9, 2020 at 10:00 am Eastern Time (ET). During the conference call, management will review recently introduced measures related to the COVID-19 pandemic, including an extensive list of health and safety protocols. The health and safety of employees is Kirkland Lake Gold’s number one priority.

In addition, the Company plans to issue production results for the first quarter of 2020 on Wednesday April 8, 2020, with the results to then be reviewed during the conference call on Thursday, April 9th. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.
COVID-19 Response Measures - First Quarter 2020 Production Results Conference Call and Webcast
Date: Thursday, April 9, 2020 - 10:00 am ET
Conference ID: 7688506
Toll-free number: (833) 241-7254
International callers: (647) 689-4218
Webcast: https://event.on24.com/wcc/r/2156851/42C25161FD3AF70EC2EA77D5FE8733ED

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com